JOSH TERRY BITVAULT, LLC

Invest in a successful Bitcoin mining operation (for as low as $100)

PITCH VIDEO   INVESTOR PANEL


BitVault

joshterryplays.com   Austin TX

Technology   Blockchain & Web3   Hardware

Highlights

1. 1.7m Followers on TikTok between cofounders with 49.4m views in 60 days.
2. ₿ Don't just buy Bitcoin, earn it — own equity in a Bitcoin mining company
3. Pool money with other investors to buy miners that earn Bitcoin
4. Get the reward of mining just by investing
5. Low entry point to get started $100 (mining machines retail for $10,000+)
6. Use sustainable wind energy 65% lower than the national average (4.5 cents per kWh)
7. Get exposure to the potential to outperform Bitcoin.
8. Be invested in a team with over 5 years of successful mining experience

Our Team



Josh Terry Co Founder - Head of Marketing and Implementation

Josh is a writer and investor passionate about the Bitcoin ecosystem and known for translating complex ideas into actionable steps for growth. In his most recent project, Josh worked with the MiningStore team to develop Josh Terry BitVault LLC.

The Bitcoin network is one of the most compelling technologies in operation. Bitcoin mining is the fundamental support system of the Bitcoin network. And whenever there is a world changing technology with a support

system there is opportunity. And we believe that opportunity should be accessible to as many investors as possible.



John Paul Baric Co Founder - Head of Mining Operations

JP has a historically long stance as a Bitcoin advocate. He's been operating and scaling his operation in the Bitcoin mining space for over 5 years. When he's not working on BitVault, he stays busy as CEO of MiningStore.



Drew Kulak Co Founder - Head of Product Development

Drew has owned Bitcoin since 2013 and worked for both MassMutual and Fidelity Investments before consulting for MiningStore. He supports the architectural structure, deployment, and planned growth of the Josh Terry BitVault offering.



Ron Huff Head of Financial Management

Ron is a financial expert having raised over $800+ million in total financing during his career. As CFO to the MiningStore team, Ron has unique insight into the nuances of Bitcoin mining finances and he brings that experience to BitVault.



Mayna Lee Head of Operations & Experience

Mayna oversees the daily operational and experience processes for BitVault, the investors, and the partners. She will be ensuring continued communication between all vested parties throughout the term of the mining period.



William McGuire Business Advisor

Will is the Founder and CEO at Incolo, and strives to improve community awareness and access to the private marketplaces, which allows anyone to become an investor, entrepreneur and/or venture builder.



Brandon Walker Business Advisor

Brandon is the Chief Growth Officer at Incolo, and serves as an advisor and coach for founders and sales leaders.



Eric Porper Business Advisor

Eric is the Chief Strategist at Incolo, and has helped many early-stage technology companies hone in on their strategy, develop traction, and raise capital.



Incolo Life Business Advisor

Incolo helps create investable founders focused on key areas of traction with education, experts, & community

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Help scale a successful, fully operational Bitcoin mining facility at a lower investment and without the headaches of mining yourself.

Overview

What's better than buying Bitcoin?

Earning it.

So how do you earn Bitcoin?

Every ten minutes, Bitcoin miners update the blockchain with a new block of transactions. In exchange for that work, they receive a mining reward—a certain amount of Bitcoin.

Earning Bitcoin by maintaining the Bitcoin network may seem like a dream come

Earning Bitcoin by maintaining the Bitcoin network may seem like a dream come true for crypto enthusiasts. The problem is, Bitcoin mining computers are expensive ($10,000-$20,000) and require advanced technical expertise to set up, much less maintain.

Furthermore, the average house or apartment does not have access to cost-effective electricity to keep a miner on and working at all hours and through potential power outages.

These factors have quickly taken Bitcoin mining out of reach for most people.

Our company is here to help bridge that gap—connecting already successful mining operations to the Bitcoin enthusiasts who want to invest in them.

Josh Terry BitVault LLC has partnered with a Bitcoin mining facility with a proven, five-year track record. Leveraging funds from individual investors, we will scale up operations, buy new miners, and earn more Bitcoin for us all.

Our miners run on wind-based green energy and competitively low power costs so more money funds the operation rather than a utility company.

Individual investors receive a full payout in five years. Contrast this timeline with traditional investments like a 401(k), which can't be touched until age 59½ without penalties. (This is a forward-looking statement that cannot be guaranteed.)

We launched this Wefunder because we believe in cryptocurrency generally and Bitcoin specifically beat old-school finance head-to-head in everything that matters.

So if you can earn more Bitcoin beyond just buying it, why wouldn't you?

Bitcoin is the future. If you want to help us build that future, consider investing in this Wefunder. For even $100 you can get access to the potential growth in Bitcoin

How It All Works

- We have created a one-stop-shop solution for the purchase, procurement, and management of a scaled mining operation funded by individual investors for as little as $100
- In partnering with the Mining Store team (miningstore.com) through BitVault, Bitcoin enthusiast and investor Josh Terry and other investors have the satisfaction in knowing that the same technicians who will be maintaining their newly purchased miners, are already actively operating and managing over 1200 miners for more than 120 petahashes
- We are using 90% of the funds to purchase new S19J Pro Antminers at extremely low prices
- We are using 7.5% of the funds for Wefunder Platform Fees
- We are using 2.5% of the funds for legal, insurance, accounting, and other associated expenses.
- Investors will participate in a mining & HODL (hold on for dear life) blend as the mining rewards will be retained within the entity for a five year mining term
- There is a cost to running Bitcoin mining operations (power, maintenance, etc.). From our past experience, we estimate it to be roughly 5% of mining revenue. Approximately 95% of the Bitcoin mined will be retained for the owners and investors of Josh Terry BitVault LLC.
- At the conclusion of the five year mining period, the Miners Under

- At the conclusion of the five year mining period, the Miners Under Management (MUM) will be liquidated and realized value will be added to the Bitcoin Under Management (BUM) and paid out in a 63%/37% split in Bitcoin to the investors (63%) and the co-founders (37%) respectively.
- Investors will have access to monthly reports outlining the growth of the BUM, the underlying hardware value of MUM, the hashrate performance of the MUM, the timeframe remaining before the proceeds are paid out, the ROI to date, the IRR to date, and other key indicators which are important to our investors.

INVEST

In Detail: The Current State of Bitcoin Mining

Bitcoin mining is experiencing an explosive volume of interest and growth at the institutional level due to its profitability and interconnectivity with the energy sector. In the current state of affairs, extremely efficient management of the miners is needed as well as very low power rates to successfully and profitably mine Bitcoin. These mining facilities tend to be filled with miners owned by larger institutions which restricts the individual investor from accessing the Bitcoin mining space. There is little room left for the investor who seeks to gain exposure to the space as the barrier of entry can be as much as $100,000 or more.

The Problem

As with most investments, the institutions and market makers are first in line and able take advantage of the opportunity given their capital availability. When the big players get to the table first, the individual investor seeking to participate in the sector gets left behind. In the world of decentralization, where Bitcoin is becoming ever more accessible, Bitcoin mining has become more and more limited in its access.

Our Solution

We’ve solved this by creating a company where you can be invested in the potential profit of bitcoin mining at a lower cost than you could anywhere else, with the advantages of a larger facility run by experts without doing any of the work yourself.

We will pool investor capital to purchase large quantities of Bitcoin miners. Through investing in this company, individual shareholders can participate in Bitcoin mining at competitive energy rates and management fees that are only available to larger institutions

At $100, there are next to no competitive alternatives that give investors this reduced barrier to entry

Finally, the operation of the miners will be handled completely by a team with over five years of successful experience in the industry

The Full Story





After seeing the opportunities available in the Bitcoin mining space, Josh Terry reached out to JP Baric, the founder and CEO of the Mining Store, to learn more. What he learned was that, while it was a great opportunity, it was a complex field with a high barrier to entry and a lot of possibility for failure for the average consumer.

With JP already running a successful operation, Josh asked if there was a way to enable retail access to the individual investor with the dependability of a proven operation and a reduced barrier to entry.

The solution turned out to be creating a company that investors could invest in to receive equity and then use the funds raised to buy and operate Bitcoin miners so that investors could benefit from mining operations by holding equity.

To test the idea, in July of this year, Josh Terry posted a video in which he said:

> *"I'm thinking about creating a public offering to enable both retail and accredited investors to get involved. I believe this is a great opportunity and I'd like to see it available to more people."*

From this video with about 30k views, Josh received over 400 submissions for a total of over $1.5 million worth of interest. So we decided to move forwards with the idea.

The task was set, to figure out a way to bring viable individual access to an industry where a single S19 Antminer could cost more than $15,000.

With over five years of experience in Bitcoin mining coupled with the infrastructure capacity and relationships to acquire and run miners, both Josh Terry, JP Baric, and the Miningstore team came together to create Josh Terry BitVault LLC.

The goal is to raise $5 million in investor capital through a Reg CF offering. At the completion of the raise, 90% of the fund will be used to purchase Bitcoin Miners, 7.5% for Wefunder fees, and 2.5% towards legal, insurance, accounting, and other associated expenses.

In less than 2 months, we worked out the logistics, talked with the lawyers, and created a way for investors to buy into the Bitcoin mining space for as little as $100.



BitVault Opportunity

1. Gives retail investors access and exposure to the Bitcoin mining industry by lowering the cost and complexity currently required for entry.

2. Brings a hands off experience to mining coupled with a low barrier of entry ensuring the best experience and ease of use for investors.

Welcome to Better Bitcoin Mining

Bitcoin mining is the process of utilizing computational power to maintain the Bitcoin network.

Each Bitcoin miner is a computer that competes for the opportunity to update the Bitcoin blockchain. The miners compete by doing many trillions of calculations per second (measured in terahashes) to find the answer to a cryptographic problem before any other computer.

Due to the nature of the problem, the way these payouts occur is dispersed fairly evenly. But the larger the number of calculations at your disposal the higher the probability exists that you will be the one to find the answer and receive the payout. And the lower the cost of electricity you are using to run the miners the higher your profit on that payout will be.

A new answer is found every ten minutes, and once the answer is found, the computer that found it updates the Bitcoin ledger, the record of all Bitcoin ownership and transactions on the Bitcoin blockchain. Then, a payment of Bitcoin is sent to that computer as a reward, or payment for services rendered.

This is an extremely important process for the Bitcoin network because it incentivizes many computers to come online to earn rewards, and the more computers that come online, the more stable and secure the network is. And it's very profitable when you have access to low-cost power and the right mining equipment.

Because the process is written out in code, the potential risks and rewards are in many ways very clear. The more computers that come online the more competitive the network is for Bitcoin rewards. And the ways to gain a competitive edge are through having more computational power available to you than others in the network and access to power at a lower cost while reducing costs in the overall maintenance of the Bitcoin miners.

We have that competitive edge. Our miners will be operating in facilities in Iowa, Oklahoma, and Texas. Where power is available at an average cost of 4.5 cents per kWh, 65% cheaper than the national average. And the operation is already in place and scalable, with a team of people running and maintaining equipment 24/7.

As more Bitcoin miners come online over the years, the difficulty of mining does increase, and the rewards decrease. But historically, the difficulty of mining has increased at a rate that has enabled the total amount of Bitcoin mined to be significantly more than the purchase and operation price of the Bitcoin miner. And the rewards for Bitcoin mining decrease according to a predictable halving cycle that can be planned for.

Overall, it's a business that, when all factors are understood, can be made highly profitable through optimizing power costs and computer performance, something a skilled technical team in a strategic location where power is inexpensive is well equipped to do.



Calculating Profitability

So now you know about Bitcoin mining but what about the math behind Bitcoin mining profitability? The following is a breakdown of how the profitability of a single S19J Pro - 100TH (± 5%) Antminer is calculated.

Going to the core of Bitcoin mining, the S19J Pro - 100 (± 5%) terahash (TH) miners have a hashrate of 100TH (± 5%) meaning that they are able to solve math equations as defined by a "hash" at a rate of 100 trillion hashes per second. Each miner is hashing to find the correct "solution" to the equation and if the miner is not part of a mining pool, the Antminers will continue to put out work with the goal of finding the correct block and getting paid out the 6.25 Bitcoin as a reward but there is a large luck component.

Due to the fact that the network hashrate has continued to increase since Bitcoin's inception in 2009, the ability for single miners or users to profitably hash on the network without being part of a mining pool is extremely hard. As part of a mining pool, the mining pool takes on the risk of finding the correct block and getting the 6.25 Bitcoin and in turn guarantees what's called PPS+ or pay per share plus. PPS+ means that everyone contributing hashrate work within the mining pool receives payment for their work regardless of if they find the correct block or not, and they also receive a portion of the transaction fees based on when the mining pool finds the correct block.

Given that the mining pool is taking on the risk of finding the actual Bitcoin, they pay fair market price for the hashrate output of the miners operating within. The fair market price for hashrate is determined based on your percentage contribution to the network on a daily basis so with 6.25 Bitcoin minted roughly every block or every 10 minutes, there are currently 900 BTC minted daily (6.25 Bitcoin x 144 (10 minute blocks) = 900 Bitcoin / day).

The value of the terahash is determined based on the USD to BTC price plus network fees divided by the total amount of terahash on the network. Based on current Bitcoin price, network fees, and network difficulty, each terahash is worth roughly $0.37 / TH / Day as of December 2021. The mining pool in turn, pays out $0.37 worth of Bitcoin per TH of work each miner contributes per day and the mining pool has to continually take into account the fair market price of a TH in order to ensure the miners are paid for their work output and not the actual blocks discovered.

Keeping in mind that each S19J Pro - 100TH (± 5%) Antminer has 100TH (± 5%) worth of work output and is being compensated on a PPS+ basis, the daily revenue of each miner is calculated as:

(Hashrate) x (current USD / TH / Day value) = Daily miner revenue

Based on the USD / TH / Day value of $0.37 (average Oct. 2021 TH value), each S19J Pro 100TH (± 5%) Antminer miner would generate roughly $37 worth of revenue in Bitcoin per day. The active current market value of a tarahash can be found here: https://data.hashrateindex.com/network-data/btc.

Mining can be extremely profitable, but without hundreds of thousands of dollars to put into a scaled operation, it can be difficult.



PROBLEMS WITH BITCOIN MINING

Bitcoin mining is a costly and risky investment for the average consumer.

- Equipment is expensive
- Power, heat, and maintenance are just a few of the difficult aspects to optimize
- Requires technical expertise
- Costs to repair and maintain the miners

Meaningful profits as seen in Bitcoin mining are only generated through economies of scale, so many retail investors are unable to access the impressive investment opportunities that most institutional investors take for granted.

EXPENSIVE EQUIPMENT

The current industry standard when it comes to hardware for mining Bitcoin is the S19 Antminer. Below is a chart showing

S19 - 95T and S19 & 110T   (price of Antminers through the months of 2021)

■ S19 - 95T   ■ S19 - 110T

$18,996.66

$20,000.00

$16,111.06

$18,926.40

$15,545.07 $16,852.80

$15,000.00 $14,996.00 $14,208 $14,208



Josh Terry BitVault LLC was created to solve the problems that arise when investing in Bitcoin mining.

- Individual investors can invest at a lower amount than the price of a single bitcoin miner

- Power costs are optimized in remote locations close to cheap, sustainable power sources

- Buildings, cooling systems, and quality internet connections are all built out

- And teams with the expertise to do the job are running the operation twenty-four hours a day, seven days a week

POWER, HEAT, AND OTHER VARIABLES

To effectively mine Bitcoin, it's not as simple as plug and play while you watch your coins roll in. There are several factors involved including air flow, power costs, noise pollution, general repair and maintenance to mine efficiently.

The best mining facilities have strategically constructed buildings, fans and other cooling systems, along with access to low cost power sources and round the clock 24 / Hr maintenance ensuring the most efficient miners with the highest profitability ratio.

TECHNICAL EXPERTISE

An intricate knowledge of the Bitcoin ecosystem, Bitcoin mining, networks, electrical engineering, supply chain, and basic fix-everything knowledge is required to run a Bitcoin mining operation at any significant scale.

Even with all the right supplies, these projects only really achieve marked success when teams of multiple technicians can be built out to provide round the clock service on site.

With the right expertise and infrastructure, Bitcoin mining has been a highly profitable venture.

The explosion of growth in space is indisputable. This is an industry that has the ability and historical record of outperforming one of the best-performing assets of the 21st century - Bitcoin.

THE BITCOIN MINING INDUSTRY

With all the opportunity for growth come lots of innovative ways to approach this new frontier.

Along with all of the new innovation, there is a strong push from the retail



investor side for democratic access to scaled Bitcoin mining given the long term upside it offers.
The current demand from the energy sector coupled with the level of interest on the investor side has created the perfect storm that BitVault intends to capitalize on.

And we're experiencing a gap in a billion-dollar industry, where individual investors should be, a gap that Josh Terry BitVault LLC will fill.

Josh Terry BitVault LLC reduces the barrier to entry, incorporates all-inclusive topline management, and promotes the HODL, coupled with the fact that this is all done using Green Energy.

This opportunity gives people in all walks of life and from all backgrounds the chance to participate in an industry that hedge funds, angel investors, and politicians have thrown hundreds of millions of dollars at and the ticket to the ride has been reduced to $100.

THE BITVAULT SOLUTION
BitVault is here to provide streamlined services and access to the individual or entity who wants to invest in the mining industry.
BitVault enables investors to pool their resources to purchase a large number of miners which are run under the best conditions and management, enabling:
Purchase of mining equipment with the best pricing
Server/Mining equipment details to be handled by the pros
Variables of Bitcoin pricing, hashing, etc. handled and optimized by professionals
Our investors increase their chances of profits by simply investing their money into a proven operation. By reducing the barrier to entry, BitVault gives the retail investor a chance at capitalizing on similar returns as large scale investors, ensuring everyone wins.

BitVault Formula
Premium Mining Management
+
Influencer Network
Investors purchase shares in LLC with $100 entry point
+
LLC Funds Raised Miners, Legal & back office
5 year retention (min.) of BTC mined
+
Mining hedged with holding grants the best way to outperform Bitcoin
=
Direct Hashrate access and miner management with entry point at $100 instead of $10k +
BitVault Mining Program
The BitVault Program offers forward-thinking investors a way to diversify their portfolio into infrastructure that provides 24/7 Bitcoin accumulation with a reduced barrier of entry.

Transparent Use of Funds

We're working to be as straightforward with the use of funds as we can. Our goal is to buy and operate as many miners as we can.

INVESTMENT ASK
INVESTOR FUNDS:
$5,000,000
"Josh Terry BitVault, LLC" (Operating Company)
Manager: Alpha Vault, LLC
Initially selling up to 63% of Josh Terry BitVault, LLC
Use of Funds
90% - Bitcoin mining
$4,500,000
Hundreds of S19J Pro-100TH (± 5%) miners
7.5% Wefunder
$375,000



- BitVault, LLC has Service Partner Agreement with SLAs to help Josh Terry BitVault, LLC with mining
- Actual BTC paid out to investors not to start earlier than after 5 years of mining + holding
- Taxed as a Partnership
2.5% Legal & Back Office
$125,000

Capital Flow
Crowdfund Raise
$5,000,000 (Full Raise)
Allocation Breakdown
$4,500,000 (To purchase new S19J Pro - 100TH (± 5%) Antminers)
$500,000 (Legal, Insurance, Wefunder Fees & back office expenses for 5 years)
Monthly Return Breakdown
Roughly 95% of mining rewards retained in Josh Terry BitVault LLC
$22,500 (Flat monthly management fee - $50 / month per miner under management)
Final Payout Breakdown
63% of BTC rewards in Josh Terry BitVault LLC paid out to investors after 5 years of mining
37% of BTC rewards in Josh Terry BitVault LLC retained by founders after 5 years of mining
* Josh Terry will be receiving a percentage of the flat monthly fee as one of the founding members *

What if you invested 4 Years Ago?

These two stories show you what your investment could have looked like if you got into Bitcoin mining 4 years ago when the S9 Antminer was released.



Historic Example Comparison
"Jake" mined and held Bitcoin
Jake invested $8,400 into 4 S9 Antminers in September of 2017, right when they were released. Jake then had the miners run by professionals for a $25 management fee per miner (close to 5% of revenue at the time) and ran the miners 24/7 for 4 years with a 98% uptime.
Jake also had access to power rates at 4.5 cents / KWh for all 4 years and was able to overclock the miners per braiins.com. Jake also held onto all of the Bitcoin he mined.
At the end of 4 years, Jake had mined 2.8628 BTC and retained 63% of earnings as in Josh Terry BitVault LLC ending with 1.8036 BTC. Jake's Bitcoin was worth over $100k USD based on average Oct. 2021 BTC price. Jake then sold his used miners for market value and captured $1,400 back for his hardware.
"Sarah" bought and held Bitcoin
Sarah invested $8,400 directly into Bitcoin in September of 2017, at a purchase price of $4,750 / Bitcoin. Sarah was able to purchase 1.7684 BTC and took her Bitcoin and stored it in a digital wallet for safekeeping.
Sarah held her Bitcoin through the highs and lows, unfazed by the price volatility, recognizing the long term value of her Bitcoin.
At the end of 4 years, Sarah still had her 1.7684 BTC, worth over just over $100k USD as of November 2021. Sarah was happy with her investment but missed out on 2% more Bitcoin compared to Jake who was able to capture the additional Bitcoin through mining. Jake also was able to depreciate his miners and sell them after mining while Sarah was not.
The S9 overclocking data is based on:
The Bitcoin price outlined is based on the average Bitcoin price for October 2021 based on data from: https://bitinfocharts.com/comparison/bitcoin-price.html#3y
The data outlined in this slide is derived from the monthly averages of Bitcoin and the terahash value starting in September 2017 going to September 2021. The raw data can be found at: https://bitinfocharts.com/comparison/mining_profitability-price-btc.html#alltime

So now you may have a clearer picture but you still want the math of how mining works, you want to see the opportunity we're seeing, at least that's what we'd want.

Our team worked to pull the daily profitability data from 2017 to 2021 showing the Bitcoin mining profitability change and price change over the last 4 year period. We want you to see that while buying and holding Bitcoin is great, mining Bitcoin is better.

Jake's vs. Sarah's BTC
Jake's BTC
Sarah's BTC
3
2
1
Bitcoin



In the above chart, you can see that in 2017 Jake's Bitcoin count was less than Sarah's because he went the mining route. However, overtime Jake's Bitcoin holdings surpassed Sarah's held Bitcoin count thanks to going with mining instead of a buy and hold route.



Jake and Sarah both profited immensely since their 2017 Bitcoin investment. Though Jake was lagging in the early months, you can see the end payoff is higher than Sarah's due to an increasing Bitcoin count but he was able to depreciate his miners against his investment and he could continue mining beyond this time period.

Our Team

As has been emphasized, while this is a new company, there's an already available infrastructure with the currently successful mining company we're working with, and years of experience being brought to the table.

This is an industry we have the knowledge and expertise to operate within.

So you may know Josh Terry but what about everyone else involved in enabling your access to professionally managed Bitcoin mining?

Magnus Anderson
Mining General Manager
JP BARIC
Co Founder - Head of Mining
Aaron Stumberg
Mining Technician
Mark Keeteman Jr.
Mining Technician
Justin Edwards
Mining Technician
Management
On-Site
completely rebuilding hashboards to prolonging the life of the equipment through preventative maintenance. The onsite technicians have qualitative background experience including CISCO training, Computer Science backgrounds, quality engineering with John Deere & Company, and previous experience working for Microsoft coinciding with other credentials.
Using state of the art ticketing and tracking systems along with active management oversight, investors are given confidence in the professional care and performance of their Bitcoin miners throughout the term of the 5 year mining period.

Founder Background
DREW KULAK
Co Founder - Head of Product Development
Drew has been following Bitcoin and investing in the crypto space since early 2013.
With a history in Financial Advising at both Mass Mutual and Fidelity Investments, he brings insight into the benefits of retaining a diversified portfolio with Bitcoin exposure.
He joined the team in an effort to help educate new investors on the unique investment opportunity that Bitcoin mining offers and to assist in the development and deployment of additional investment product offerings.
RON HUFF
Head of Financial Management
Ron has over 20 years of finance and operating experience and has raised over $800+ million in total financings.
He has served on several boards of both public and private corporations as the "financial expert" and has been CFO for multiple large energy companies including the National Oil Company of Trinidad & Tobago.
MAYNA LEE
Head of Operations & Experience
Mayna has over 10 years of experience leading, managing, and supporting operational excellence.
Prior to joining the BitVault team, she was the Chief of Staff for a wastewater technology company and also brings forth previous industry experience in civil engineering, commercial brokerage, higher education, and hospitality.
She has joined the team to implement strategic operational improvements, along with executive-level assistance to support the expansive growth of the company.

So outside of the possibility of getting more Bitcoin than your friends buying it at Coinbase, what can you expect as the investor?

Not only are you getting better power rates 65% cheaper than national average, skilled technicians to run the operation, and already running facilities to house the miners.

You'll also be getting a user portal to see the active uptime of the collective miners along with digitally delivered monthly reports showing the performance of your investment.



Average Price of Electricity
in the United States of America vs. MININGSTORE
(Cents per Kilowatthour)
MININGSTORE
Iowa Site
4.5 cents
per kWh
8.75
9.96
8.77
11.69
9.13
8.57
10.76
11.32
13.51
16.21
17.04
17.89
19.40
14.00
7.99
9.19
10.9
10.21
14.73
9.38
8.85
11.64
10.84
10.28
10.57
10.06
8.83
9.72
21.35
11.54
9.34
9.64
10.09
11.22
10.74
9.25
9.47
10.54
11.42
10.96
9.81
9.28
9.14
10.72
MININGSTORE
Texas
Site
MININGSTORE
Oklahoma
Site
August 2021
eia.gov

So what are you waiting for?

Our goal is to bridge the gap between entry-level retail investors and a multibillion dollar industry. Don't buy because we told you it's a good idea, invest because you realize the potential and want to be part of the future before everyone else realizes it's here.

The greatest financial and technological revolution of our generation is already

underway. Combining individual investor capital and premium miner management, together with staff who have over five years of dependable performance in Bitcoin mining, we have the strategic advantage to benefit from the growth available in an innovative industry. There is a lightning-paced movement of infrastructure and ideas happening at a massive scale, and we'd love to have you working with us as we move forward.

"The future is already here — It's just not very evenly distributed." — William Gibson

Disclaimer: The project will be initially owned and entirely managed by AlphaVault LLC. Josh Terry owns a minority share of AlphaVault LLC, which will receive a portion of the project's profits; Josh Terry will also receive a minority monthly allocation from the flat mining fee in exchange for sponsoring and managing the project.